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                                                                 FORM 3

                                           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                          Washington DC 20549

                                        INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                  Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                          Section 13(f) of the Investment Company Act of 1940


------------------------------------------ ------------------------- ---------------------------------------------------------------
1. Name and Address of Reporting Person    2. Date of Event          4.  Issuer Name and Ticker or Trading Symbol
                                               Requiring Statement
                                               (Month/Day/Year)
               SCANA Corporation                    9/5/01                             ITC^DeltaCom, Inc. (ITCD)
------------------------------------------ ------------------------- ---------------------------------------------------------------
(Last)                                     3.  I.R.S.                5. Relationship of Reporting            6.  If  Amendment,
(First)                  (Middle)          Identification                Person(s) to Issuer (Check all           Date of Original
                                           Number of Reporting           applicable)                             (Month/Day/Year)
                                           Person, if an entity
                                                 (voluntary)
                                                                                                             -----------------------
               1426 Main Street
------------------------------------------
                   (Street)                       57-0784499         ___Director          _X_ 10% Owner      7. Individual or
                                                                                                             Joint/Group filing
                                                                     ___Officer (give   ___ Other (specify   (Check applicable
Columbia,      SC                   29201                                      title                         line)
                                                                     below)                   below)
------------------------------------------
(City)        (State)              (Zip)
                                                                                                           X  Form filed by One
                                                                                                              Reporting Person
                                                                                                              Form filed by
                                                                                                              More than One
                                                                                                              Reporting Person
---------------------------------------------- ------------------------- ----------------------------- -----------------------

---------------------------------- ------------------------------------------------------------------- --------------------------
                                               TABLE I - Non-Derivative Securities Owned
---------------------------------- ----------------------------------------------------------------- -------------------------------

1.  Title of Security (Instr. 4)   2. Amount of Securities        3.  Ownership Form: Direct (D)    4. Nature of Indirect Beneficial
                                   Beneficially Owned (Instr. 4)      or Indirect (I)  (Instr. 5)       Ownership (Instr. 5)

---------------------------------- ------------------------------ --------------------------------- --------------------------------

Common Stock                       5,112,127 shares                               I                  By wholly owned subsidiary

---------------------------------- ------------------------------- --------------------------------- -------------------------------


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TABLE II -  Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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1.  Title of Derivative    2.  Date Exercisable     3.  Title and Amount of Securities  4. Conversion   5.Ownership    6. Nature of
    Security (Instr. 4)        and Expiration Date      Underlying Derivative Security     or Exercise    Form of         Indirect
                                (Month/Day/Year)          (Instr. 4)                       Price of       Derivative      Beneficial
                                                                                           Derivative     Security:       Ownership
                                                                                           Security       Direct (D) or
                                                                                                          Indirect (I)
                                                                                                          (Instr. 5)
                               ------------------------
                               Date        Expiration
                              Exercisable  Date
------------------------------------------ ----------------------------------------------------------- ------------ ----------------
Series A Convertible
Preferred Stock                 3/14/02       -       Common Stock    1,480,771 shares        2 for 1           I    By wholly owned
                                                                                                                     subsidiary
------------------------------------------ ---------------------------------------------- ---------------- ---------- --------------
Series B-1 Cumulative
Convertible Preferred Stock     immed.        -       Common Stock     877,193 shares     175.4386 for 1        D
------------------------------------------ ---------------------------------------------- ---------------- ---------- --------------

Series B-2 Cumulative
Convertible Preferred Stock     immed.        -       Common Stock    2,604,297 shares    390.6250 for 1        D
------------------------------------------ ---------------------------------------------- ---------------- ---------- --------------

Common Stock Purchase Warrant   immed.     6/20/11    Common Stock     263,158 shares       $5.70/share         D
------------------------------------------ ---------------------------------------------- ---------------- ---------- --------------

Common Stock Purchase Warrant   immed.      9/5/11    Common Stock     781,250 shares       $2.56/share         D
------------------------------------------ ---------------------------------------------- ---------------- ------------ ------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:


                                           s/Mark R. Cannon
                                           Mark R. Cannon, Controller,
                                            on behalf of SCANA Corporation              September 17, 2001
                                            **Signature of Reporting Person             Date


    **Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
         See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


    Note:  File three copies of this Form, one of which must be manually signed.
               If space provided is insufficient, see Instruction 6 for procedure.


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